COMMENTS RECEIVED ON NOVEMBER 8, 2012

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

Emerging Markets Portfolio
Growth Stock Portfolio
International Capital Appreciation Portfolio
Value Leaders Portfolio

POST-EFFECTIVE AMENDMENT NO. 61

1. All funds

C: The Staff requests that all bracketed information be completed at the time of 485(a) filings.

R: We expect to complete the bracketed information in a Rule 485(b) filing on or about December 14, 2012 with a designated effective date of December 14, 2012. The information is the sort that may be included in a 485(b) filing (i.e., filed for "no purpose other than one or more of the following: Bringing the financial statements up to date . . . Designating a new effective date for a previously filed post-effective amendment pursuant to paragraph (a) of this section, which has not yet become effective, Provided, that the new effective date shall be no earlier than the effective date designated in the previously filed amendment under paragraph (a) of this section and no later than thirty days after that date; Disclosing or updating the information required by Items 5 or 6(a)(2) [sic] of Form N-1A; [or] Making any non-material changes which the registrant deems appropriate").

2. All funds

"Cover" (prospectuses)

C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

3. All funds

"Cover" (prospectuses)

"Fidelity® Variable Insurance Products"

C: The Staff requests that we use the legal trust name on the front cover.

R: We believe the cover page disclosure complies with the requirements of Item 1(a)(1) to disclose the funds' names and class(es). Form N-1A defines "Fund" to mean "the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or a Series, those terms will be used." Neither Item 1(a)(1) nor the instructions thereto specifically require disclosure regarding the Registrant's name. Accordingly, we have not added disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Emerging Markets Portfolio)

"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of a fund.

R: We confirm that "other investment advisers" (as applicable) do not manage 30% or more of a fund's assets.

5. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies" and "Principal Investment Risks"

C: The Staff questions whether the funds engage in frequent trading. If so, the Staff requests that disclosure be added to both the "Principal Investment Strategies" and "Principal Investment Risks" sections.

R: Each fund's principal investment strategies are currently disclosed in "Investment Details," as required by Item 9 of Form N-1A. None of the funds engages in active and frequent trading of portfolio securities to achieve its principal investment strategies, and therefore additional disclosure that would be required by Instruction 7 to Item 9(b)(1) is not applicable. Accordingly, we have not added disclosure.

6. Emerging Markets Portfolio

"Investment Details" (prospectuses)

"Description of Principal Security Types"

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that FMR believes have debt-like characteristics, including hybrids and synthetic securities.

C: The Staff requests that we add a corresponding strategy for debt securities.

R: The fund does not have a principal strategy specifically related to debt securities, and therefore we have not added disclosure. We note, however, that the fund does have a principal investment strategy to invest at least 80% of its assets in securities of issuers in emerging markets and other investments that are tied economically to emerging markets, and that the fund's investments in emerging markets securities can include both equity and debt. We include the "debt securities" description, in addition to the "equity securities" description, because we think it is helpful to shareholders in the context of this fund.

7. All funds

"Additional Information about the Purchase and Sale of Shares" (prospectuses)

C: The Staff requests we include disclosure regarding any 22c-2 agreements.

R: As previously discussed with the Staff, we continue to believe that we have included appropriate disclosure and again direct the Staff's attention to disclosure under the heading "Purchase and Sale of Shares" in the "Fund Summary" section, which begins, "Only Permitted Accounts, including separate accounts of insurance companies and qualified funds of funds that have signed the appropriate agreements with the fund, if applicable, can buy or sell shares of the fund . . . " (emphasis added) and to disclosure under the heading "Additional Information about the Purchase and Sale of Shares" in the "Shareholder Information" section. As disclosed, we note that the "Board of Trustees has adopted policies designed to discourage excessive trading of fund shares" (in addition to which certain funds have adopted redemption fees, as applicable) and that "[u]nder these policies, insurance companies will be permitted to apply the fund's excessive trading policy, or their own excessive trading policy if approved by FMR." As disclosed, a fund "may request variable product owner transaction information, as frequently as daily, from any insurance company at any time, and may apply the fund's policy to transactions that exceed thresholds established by the Board of Trustees. In addition, the fund may prohibit purchases of fund shares by an insurance company or by some or all of any Permitted Accounts." We do not believe further disclosure is required.

8. All funds

"Fund Services" (prospectuses)

"Fund Management"

"From time to time a manager, analyst, or other Fidelity employee may express views regarding a particular company, security, industry, or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund."

C: The Staff would like this paragraph deleted because any viewpoints expressed by a manager, analyst, or other Fidelity employee will be relied upon by consumers.

R: The disclosure at issue is longstanding disclosure included for all Fidelity funds. The Staff's concern is exactly the reason we include the disclosure - i.e., to make sure that investors understand statements of Fidelity investment professionals in the context in which they are made. We call the Staff's attention, in particular, to the following text (emphasis added): "The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and . . . may not be relied on as an indication of trading intent on behalf of any Fidelity fund."

Public statements by Fidelity investment personnel typically include statements about past performance and publicly disclosed portfolio holdings. The statements often are accessible to investors long after the statements are made. For example, commentary in shareholder reports for prior periods remains posted on Fidelity's web sites until replaced with a report for the next applicable period. In addition, portfolio managers of different funds may have different views and opinions at any time. The disclosure was put in place to caution investors that statements by Fidelity investment personnel are current only as of the time expressed, should not be viewed as investment advice on the securities an individual should purchase for his or her own account, and should not be interpreted as advance notice of upcoming fund transactions.

Further, as discussed with the Staff earlier this year, this standard disclosure has appeared in Fidelity retail, Advisor, and VIP fund prospectuses since 1999 when a related internal policy was put into place. We are reluctant to change it as doing so could suggest a change in policy (which would not be true) or that the policy somehow applies differently to our insurance funds as compared to other funds. Further, we do not believe this disclosure could be misinterpreted in the context in which it appears (i.e., in a fund prospectus, which is posted electronically with other fund disclosure documents containing statements by Fidelity investment personnel). Accordingly, we respectfully decline to modify the disclosure.

9. All funds

"Fund Services" (prospectuses)

"Fund Distribution"

"No dealer, sales representative, or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus and in the related SAI, in connection with the offer contained in this prospectus. If given or made, such other information or representations must not be relied upon as having been authorized by the fund or FDC. This prospectus and the related SAI do not constitute an offer by the fund or by FDC to sell shares of the fund to or to buy shares of the fund from any person to whom it is unlawful to make such offer."

C: The Staff requests that we delete this disclosure.

R: We will make the requested change.

10. All funds

"Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

11. All funds

"Investment Policies and Limitations" (SAIs)

(Example from Emerging Markets Portfolio)

"The fund does not currently intend to purchase any security if, as a result, more than 15% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

"For purposes of each fund's illiquid securities limitation discussed above, if through a change in values, net assets, or other circumstances, the fund were in a position where more than 15% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity."

C: The Staff would like us to replace the word "consider" with "take" in order to remove ambiguity as to whether the fund would take steps to protect liquidity.

R: We believe the disclosure is accurate as currently written, and that the proposed change could be read to suggest, incorrectly, that a fund would always take action when its illiquid investments exceed 15% of net assets, even if action is not warranted. We call the Staff's attention to the following disclosure that precedes the disclosure at issue: "The following policies and limitations supplement those set forth in the prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations." The disclosure at issue supplements this disclosure and is consistent with the expectation that funds "monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained." (Cf. Revisions of Guidelines to Form N-1A Release No. 33-6927; IC 18612 (March 20, 1992).) Accordingly, we have not changed disclosure.

12. All funds

"Investment Policies and Limitations" (SAIs)

"Lower-Quality Debt Securities. Lower-quality debt securities include all types of debt instruments that have poor protection with respect to the payment of interest and repayment of principal, or may be in default. These securities are often considered to be speculative and involve greater risk of loss or price changes due to changes in the issuer's capacity to pay. The market prices of lower-quality debt securities may fluctuate more than those of higher-quality debt securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Accordingly, we respectfully decline to modify the disclosure.

13. All Funds

"Trustees and Officers" (SAIs)

"Except for James C. Curvey, each of the Trustees oversees [__] funds advised by FMR or an affiliate. Mr. Curvey oversees [__] funds advised by FMR or an affiliate."

C: The Staff requests we disclose the number of funds overseen by each Trustee.

R: This information will be included in the funds' next filing.

14. All funds

"Trustees and Officers" (SAIs)

C: The Staff requests confirmation that any positions held by Officers and Directors with affiliates and/or underwriters of a fund, will be disclosed.

R: We confirm that the information presented complies with Item 17(a)(2) of Form N-1A.

15. All funds

"Fund Holdings Information" (SAIs)

"At this time, the entities receiving information described in the preceding paragraph are: Factset Research Systems Inc. (full or partial fund holdings daily, on the next business day); Standard & Poor's Ratings Services (full holdings weekly (generally as of the previous Friday), generally 5 business days thereafter); Moody's Investors Service, Inc. (full holdings monthly, (generally as of the last Friday of each month), generally the first Friday of the following month); Anacomp Inc. (full or partial holdings daily, on the next business day); MSCI Inc. and certain affiliates (full or partial fund holdings daily, on the next business day); and Barclays Capital Inc. (full holdings daily, on the next business day)."

C: The Staff would like us to identify entities receiving advance portfolio holdings information.

R: We believe our disclosure complies with Item 16(f) of Form N-1A and accordingly have not modified disclosure.

16. All funds

"Exhibits" (Part C)

C: The Staff requests we add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified. As we have included a reference to the pre- or post-effective amendment number for any exhibits incorporated by reference, we believe we have complied with this requirement and we have not gone back to add references to filing dates.

17. All funds

"Exhibits" (Part C)

C: The Staff requests we file all service contracts in accordance with Rule 483.

R: We call the Staff's attention to the following excerpt from Part C of the registration statement and the exhibits to which they relate:

(8) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Initial Class shares is filed herein as Exhibit (e)(8) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(9) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Service Class shares is filed herein as Exhibit (e)(9) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(10) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Service Class 2 shares is filed herein as Exhibit (e)(10) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(11) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Initial Class R shares is filed herein as Exhibit (e)(11) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(12) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Service Class R shares is filed herein as Exhibit (e)(12) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(13) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Service Class 2 R shares is filed herein as Exhibit (e)(13) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(14) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Investor Class shares is filed herein as Exhibit (e)(14) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

(15) Form of Service Contract between Fidelity Distributors Corporation and "Qualified Recipients" with respect to Investor Class R shares is filed herein as Exhibit (e)(15) in reliance on Rule 483 (individual service agreements with respect to the class do not differ in any material respect).

18. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.